UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 22, 2004**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 5. Other Events and Regulation FD Disclosure.

Attached as Exhibit 99.1 is a press release dated January 22, 2004, which was issued by AMC Entertainment Inc., stating that previously announced discussions with Loews Cineplex Entertainment Corporation about a possible business combination have been terminated.

Item 7. Financial Statement and Exhibits.

Exhibits:

99.1 January 22, 2004 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: January 22, 2004   /s/ Craig R. Ramsey

                                                 Craig R. Ramsey
                                                 Executive Vice President and
                                                 Chief Financial Officer